UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

India’s Air Costa places a firm order for 50 E-Jets E2s

Singapore, February 13, 2014 – Embraer S.A. has signed a definitive agreement with India’s Air Costa for a firm order for 50 E-Jets E2s with an additional 50 purchase rights. The acquisition is a mix of 25 E190-E2s and 25 E195-E2s and has an estimated value of USD 2.94 billion based on 2014 list prices. The purchase rights are for an additional 25 E190-E2s and 25 E195-E2s, bringing the total potential order to up to 100 aircraft and can reach USD 5.88 billion if all are exercised. This transaction raises the total E-Jets E2 orders to 200 firm and 200 options/purchase rights since the launch of the E2 program, in June 2013.

Air Costa has become the first customer of E-Jet E2s in the Indian market and will take delivery of the E190-E2 in 2018. The E195-E2 is scheduled to enter service in 2019. Today, the airline flies four E-Jets: two E170s and two E190s. Air Costa is based out of Vijayawada, Andhra Pradesh.

“E-Jets have proven their ability to stimulate traffic and sustain airline profitability while providing affordable and comfortable air travel to people in emerging markets like Brazil and China. I see the domestic Indian market developing in a similar way with both the current E-Jets and of course the E2s. I congratulate Air Costa for its vision in seizing the opportunity to bring greater connectivity within India and we are sincerely grateful for the airline’s confidence in Embraer,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation.

Air Costa is currently connecting cities in southern India such as Bangalore, Chennai, Hyderabad and Vijayawada, as well as key secondary cities in the North and Northwest of the country. The airline plans to link underserved markets with more direct flights, increasing frequencies and routes, thus serving growing metropolitan areas, as well as key secondary and tertiary business centers.

Ramesh Lingamaneni, Executive Director of LEPL Group and Chairman of Air Costa, the aviation vertical of the Group, noted “regional air services have enormous potential in India, especially the ones connecting tier one, two and three cities. Our initial experience with our current E-Jets has been very positive. Our passengers have complimented the aircraft on its comfort and point-to-point convenience. The E2s will give us right-sized seat capacity for us to cater to the future target markets and unit costs that are competitive with larger re-engined single aisle aircraft.”

Air Costa’s E2s will feature new-design cabins with an even higher standard of comfort and more personal space. The E190-E2 will be configured with 98 seats in dual class layout, with six seats in first class, and the E195-E2 with 118 seats, with 12 seats in the first class.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Embraer’s E-Jet E2s demonstrates the company’s commitment to continuous improvement into its line of commercial jets and leadership in the 70 to 130-seat jet aircraft capacity segment. The three new airplanes (E175-E2, E190-E2, and E195-E2) have geared turbofan engines from Pratt & Whitney, new aerodynamically advanced wings, full fly-by-wire flight controls, and advancements in other systems that will deliver double-digit improvements in fuel burn, maintenance costs, emissions, and external noise compared to current-generation E-Jets.

Follow us on Twitter: @EmbraerSA

About Air Costa

Air Costa is part of the privately held LEPL Group, a diversified entity with interests in property development and infrastructure development in the commercial, residential, education, power and health sectors. The airline commenced scheduled services in October 2013 and operates Embraer E-Jets to tier one and tier cities in India such as Vijayawada, Jaipur, Bengaluru, Ahmedabad, Hyderabad and Chennai. Future cities will include Goa, Pune, Madurai and Vizag. Visit www.aircosta.in

About E-Jets E2

In July, 2013, Embraer launched the E-Jet E2 family of aircraft, the second generation of its successful E-Jet family of commercial aircraft comprising three new airplanes; E175-E2; E190-E2; and E195-E2 accommodating seating from 70 to 130 passengers. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020. For more highlights on the E2 generation of E-Jets visit www.embraercommercialaviation.com/E2

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters is located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer